Exhibit 99.1

STANDARD LITHIUM CONFIRMS ENGAGEMENT OF STIFEL GMP

March 9, 2022 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company, confirms that Stifel Nicolas Canada Inc. (“Stifel GMP”) acted as financial advisor to Standard Lithium during negotiation of the agreement reached with LANXESS Corporation (“Lanxess”) on February 23, 2022. In consideration for acting as an advisor, Stifel is entitled to receive a cash payment of $250,000 and common shares of the Company with a value of $1,000,000. One-half of the consideration is due and owing to Stifel immediately, with the balance due when final definitive agreements for the first commercial project with Lanxess are completed. As such the Company will pay to Stifel $125,000 and will issue 60,235 common shares which will be subject to a statutory hold period in accordance with applicable securities laws for a period of four months and one day following the issuance. Completion of the issuance of common shares to Stifel GMP remains subject to approval of the TSX Venture Exchange.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact:

LHA Investor Relations

David Barnard

+1 415-433-3777

standardlithium@lhai.com

info@standardlithium.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.